SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GLOBAL SECURITY AGENCY INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

08117L106
(CUSIP Number)

Todd Rutherford
101 Canterbury Green Drive,
Montgomery, TX  77356
(936) 539-5744
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 08117L106

(1)	Names of Reporting Persons: Todd Rutherford
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 15,875,000
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 15,875,000
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,875,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.4%
(14)	Type of Reporting Person: IN

Item 1.  Security and Issuer

This statement on Schedule 13D (Amendment No. 2) is filed on behalf of Todd Rutherford and amends the Schedule 13D/A filed by Mr. Rutherford on August 11, 2010.  This statement on Schedule 13D (Amendment No. 2) relates to the common stock, par value $0.00001 per share of Global Security Agency Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12818 Hwy. #105 West, Suite 2-G, Conroe, Texas 77304.

This statement on Schedule 13D (Amendment No. 2) is filed to correct an inadvertent error in the Schedule 13D/A filed by Mr. Rutherford on August 11, 2010 under Item 3 to clarify that Mr. Rutherford was gifted an aggregate of 8,125,000 shares of the Issuer’s common stock as described below.

Item 2.  Identity and Background

(a)	Mr. Rutherford is a resident of the State of Texas, U.S.A.

(b)	The address of Mr. Rutherford is 101 Canterbury Green Drive, Montgomery, TX 77356.

(c)	The principal occupation of Mr. Rutherford is I.T. Director of Memorial Hospital Systems located in Huntsville, Texas.

(d)	During the past five years, Mr. Rutherford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Rutherford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Rutherford is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Thomas Johnson gifted 3,000,000 shares of the Issuer’s common stock to Mr. Rutherford, upon Mr. Johnson’s resignation as a director and officer of the Issuer on August 10, 2010, given the minimal value of the shares. In addition, Mr. Rutherford was gifted 5,125,000 shares of the Issuer’s common stock from his father, Rock Rutherford, the Secretary and a director of the Company, on August 10, 2010 for personal reasons.

Item 4.  Purpose of Transaction

Mr. Rutherford accepted the Issuer’s common stock for investment purposes.  Mr. Rutherford has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  Mr. Rutherford reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Rutherford is the beneficial owner of 15,875,000 shares or approximately 24.4% of the Issuer’s outstanding common stock.

(b)	Mr. Rutherford has sole power to vote and sole power to dispose of the shares of the Issuer’s common stock owned by him.

(c)	Mr. Rutherford has not effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2010

/s/Todd Rutherford
Todd Rutherford

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